FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1        Employee Share Option Scheme dated 05 January 2004
No.  2        FRN Variable Rate Fix dated 05 January 2004
No.  3        FRN Variable Rate Fix dated 05 January 2004
No.  4        FRN Variable Rate Fix dated 05 January 2004
No.  5        FRN Variable Rate Fix dated 05 January 2004
No.  6        FRN Variable Rate Fix dated 06 January 2004
No.  7        Notice of Results dated 08 January 2004
No.  8        FRN Variable Rate Fix dated 09 January 2004
No.  9        FRN Variable Rate Fix dated 09 January 2004
No.  10       FRN Variable Rate Fix dated 09 January 2004
No.  11       FRN Variable Rate Fix dated 09 January 2004
No.  12       Director Shareholding dated 09 January 2004
No.  13       FRN Variable Rate Fix dated 09 January 2004
No.  14       FRN Variable Rate Fix dated 09 January 2004
No.  15       FRN Variable Rate Fix dated 09 January 2004

Document No.  1

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 2 January 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,000 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.41 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,432,225 Shares representing 1.53% of the Company's issued share capital.

Document No.  2

RE: NORTHERN ROCK PLC
    GBP 15,000,000.00
    MATURING: 05-Mar-2004
    ISSUE DATE: 05-Feb-2001
    ISIN: XS0124145870

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05-Jan-2004 TO 05-Mar-2004 HAS BEEN FIXED AT 4.052500 PCT

INTEREST PAYABLE VALUE 05-Mar-2004 WILL AMOUNT TO:
GBP 66.62 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  3

RE: NORTHERN ROCK PLC
    GBP 2,386,000.00
    MATURING: 11-Jly-2008
    ISSUE DATE: 04-Jly-2003
    ISIN: XS0172110214

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
05-Jan-2004 TO 05-Apr-2004 HAS BEEN FIXED AT 4.172660 PCT

INTEREST PAYABLE VALUE 05-Apr-2004 WILL AMOUNT TO:
GBP 10.40 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  4

RE: NORTHERN ROCK PLC
    USD 5,017,000.00
    MATURING: 05-Jly-2008
    ISSUE DATE: 02-Jly-2003
    ISIN: XS0171637449

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jan-2004 TO 07-Apr-2004 HAS BEEN FIXED AT 1.210000 PCT

INTEREST PAYABLE VALUE 07-Apr-2004 WILL AMOUNT TO:
USD 3.06 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  5

RE: NORTHERN ROCK PLC
    JPY 10,000,000,000.00
    MATURING: 07-Apr-2005
    ISSUE DATE: 07-Oct-2003
    ISIN: XS0177497731

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Jan-2004 TO 05-Apr-2004 HAS BEEN FIXED AT 0.130000 PCT

INTEREST PAYABLE VALUE 07-Apr-2004 WILL AMOUNT TO:
JPY 32,861.00 PER JPY 100,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  6

RE: NORTHERN ROCK PLC
    GBP 2,547,000,000.00
    MATURING: 06-Jly-2009
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171562175

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Jan-2004 TO 05-Apr-2004 HAS BEEN FIXED AT 4.175000 PCT

INTEREST PAYABLE VALUE 06-Apr-2004 WILL AMOUNT TO:
GBP 10.41 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  7

                       NORTHERN ROCK PLC YEAR-END RESULTS
                        DATE OF PRELIMINARY ANNOUNCEMENT


The preliminary statement of the annual results of Northern Rock plc for the year ending 31 December 2003 will be announced on Wednesday 28 January 2004.

Document No.  8

RE: NORTHERN ROCK PLC
    EUR 20,000,000.00
    MATURING: 10-Jan-2005
    ISSUE DATE: 02-Jly-2002
    ISIN: XS0150269289

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Jan-2004 TO 13-Apr-2004 HAS BEEN FIXED AT 4.793000 PCT

INTEREST PAYABLE VALUE 13-Apr-2004 WILL AMOUNT TO:
EUR 1,224.88 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  9

RE: NORTHERN ROCK PLC
    USD 1,260,000.00
    MATURING: 12-Jly-2004
    ISSUE DATE: 12-Jly-2001
    ISIN: XS0132686576

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Jan-2004 TO 13-Apr-2004 HAS BEEN FIXED AT 1.160000 PCT

INTEREST PAYABLE VALUE 13-Apr-2004 WILL AMOUNT TO:
USD 29.64 PER USD 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  10

RE: NORTHERN ROCK PLC
    GBP 1,354,000.00
    MATURING: 02-Jly-2009
    ISSUE DATE: 02-Jan-2004
    ISIN: XS0183044063

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jan-2004 TO 02-Apr-2004 HAS BEEN FIXED AT 4.165630 PCT

INTEREST PAYABLE VALUE 02-Jan-2004 WILL AMOUNT TO:
GBP 10.39 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  11

RE: NORTHERN ROCK PLC
    GBP 1,853,000.00
    MATURING: 07-Jan-2010
    ISSUE DATE: 02-Jan-2004
    ISIN: XS0183043768

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Jan-2004 TO 07-Apr-2004 HAS BEEN FIXED AT 4.171980 PCT

INTEREST PAYABLE VALUE 07-Apr-2004 WILL AMOUNT TO:
GBP 10.97 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.  12

                               NORTHERN ROCK PLC
                         EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 9 January 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,429,725 Shares representing 1.53% of the Company's issued share capital.

Document No.  13

RE: NORTHERN ROCK PLC
    GBP 4,526,000.00
    MATURING: 09-Jly-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jan-2004 TO 13-Apr-2004 HAS BEEN FIXED AT 4.168910 PCT.

INTEREST PAYABLE VALUE 13-Apr-2004 WILL AMOUNT TO:
GBP 10.85 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No.  14

RE: NORTHERN ROCK PLC
GBP 2,227,000.00
MATURING: 09-Oct-2009
ISSUE DATE: 03-Oct-2003
ISIN: XS0177078929

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 09-Jan-2004 to 13-Apr-2004 HAS BEEN FIXED AT 4.168910 PCT.

INTEREST PAYABLE VALUE 13-Apr-2004 WILL AMOUNT TO
GBP 10.85 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.  15

RE: NORTHERN ROCK PLC
GBP 20,000,000.00
MATURING: 10-Oct-2005
ISSUE DATE: 09-Apr-2003
ISIN: XS0166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 09-Jan-2004 to 13-Apr-2004 HAS BEEN FIXED AT 4.088910 PCT.

INTEREST PAYABLE VALUE 13-Apr-2004 WILL AMOUNT TO
GBP 1,064.24 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  12 January 2004               By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary